UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 6)

CYNOSURE, INC.

(Name of Subject Company)

MINUTEMAN MERGER SUB, INC.

(Offeror)

HOLOGIC, INC.

(Names of Filing Persons)

CLASS A COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

232577205

(CUSIP Number of Class of Securities)

John M. Griffin, Esq.
General Counsel
250 Campus Drive
Marlborough, MA 01752
United States
(508) 263-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.
Benjamin M. Roth, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,651,380,639.80	$191,395.02

*                 Estimated for purposes of calculating the filing fee only.  The transaction valuation was calculated by adding the sum of (i) 23,914,023 shares of Class A Common Stock, par value $0.001 per share (the “Shares”), of Cynosure, Inc. (“Cynosure”) outstanding multiplied by the offer price of $66.00 per share, (ii) 370,993 Shares subject to unvested restricted stock units multiplied by the offer price of $66.00 per share, (iii) 268,377 Shares subject to unvested performance stock units (assuming applicable performance criteria were deemed satisfied at maximum performance) multiplied by the offer price of $66.00 per share and (iv) 776,660  Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $66.00 per share, multiplied by $39.73, which is the offer price of $66.00 per share minus the weighted average exercise price for such options of $26.27  per share. The calculation of the filing fee is based on information provided by Cynosure as of February 16, 2017.

**          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.00011590.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $191,395.02	Filing Party: Minuteman Merger Sub, Inc. and Hologic, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 22, 2017

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒   third-party tender offer subject to Rule 14d-1.
☐    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Hologic, Inc., a Delaware corporation (“Parent”), and Minuteman Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Parent, with the Securities and Exchange Commission on February 22, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of Class A Common Stock, par value $0.001 per share (“Shares”), of Cynosure, Inc., a Delaware corporation (“Cynosure”), at a price of $66.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated February 22, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11.   Additional Information.

Regulation M-A Item 1011

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

•                  by deleting the last sentence under the subheading “German Merger Control Approval” of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” and replacing such sentence with the following:

“Parent filed a notification on February 22, 2017 with respect to the Offer. On March 20, 2017, Parent and Cynosure received notice that the FCO approved the acquisition. Accordingly, the condition to the Offer relating to the approval or clearance of the transaction by the FCO has been satisfied.”

•                  by adding the following as a new paragraph at the end of the subheading entitled “Certain Litigation” of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals”:

“On March 17, 2017, a purported shareholder of Cynosure filed an action against Cynosure in the Court of Chancery of the State of Delaware pursuant to Section 220 of the Delaware General Corporation Law seeking the production of certain books and records, including books and records related to the Offer and the Merger.  The action, captioned Michael Guido v. Cynosure, Inc., Civil Action No. 2017-0209 (Del. Ch.), follows Cynosure’s rejection of Mr. Guido’s demand for these books and records on the ground that he had not met the requirements of the statute.  In addition to books and records, the complaint seeks reasonable attorneys’ fees.  Cynosure believes that the lawsuit is without merit.”

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2017

MINUTEMAN MERGER SUB, INC.

By:	/s/ John M. Griffin
Name:	John M. Griffin
Title:	President

HOLOGIC, INC.

By:	/s/ John M. Griffin
Name:	John M. Griffin
Title:	General Counsel

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 22, 2017.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)

Joint Press Release issued by Hologic, Inc. and Cynosure, Inc. on February 14, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Hologic, Inc. with the Securities and Exchange Commission on February 14, 2017).*

(a)(1)(F)

Presentation of Hologic, Inc. — Acquisition of Cynosure, dated February 14, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Hologic, Inc. with the Securities and Exchange Commission on February 14, 2017).*

(a)(1)(G)

Transcript of Investor Call dated February 14, 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Hologic, Inc. with the Securities and Exchange Commission on February 14, 2017).*

(a)(1)(H)	Summary Advertisement as published in The New York Times on February 22, 2017.*

(a)(1)(I)	Notice to Participants in the Cynosure 401(K) Plan*

(b)	None.

(d)(1)

Agreement and Plan of Merger, dated as of February 14, 2017, by and among Cynosure, Inc., Minuteman Merger Sub, Inc. and Hologic, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Hologic, Inc. with the Securities and Exchange Commission on February 14, 2017).*

(g)	None.

(h)	None.

* Previously filed.

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